Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Thirteen Weeks Ended March 30, 2013	Year Ended Dec. 29, 2012	Year Ended Dec. 31, 2011	Year Ended Jan. 1, 2011	Year Ended Jan 2., 2010	Year Ended Jan. 3, 2009
Income before income tax expense	$30,464	$90,914	$76,804	$49,151	$28,665	$15,817
Add:
Fixed charges	10,235	49,486	38,523	42,077	52,881	53,893
Income as adjusted	$40,699	$140,400	$115,327	$91,228	$81,546	$69,710
Fixed charges:
Interest expense (excluding unrealized gain or loss on interest rate swap)	$9,773	$47,660	$36,675	$40,048	$50,973	$52,498
Portion of rents representative of the interest factor	462	1, 826	1,848	2,029	1,908	1,395
Fixed charges	$10,235	$49,486	$38,523	$42,077	$52,881	$53,893
Ratio of earnings to fixed charges	4.0x	2.8x	3.0x	2.2x	1.5x	1.3x